Exhibit 99.1

TAOPING NEW MEDIA CO., LTD

Consolidated Financial Statements

December 31, 2020

F-1

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Shareholders
of Taoping Inc.

We have audited the accompanying consolidated financial statements of Taoping New Media Co., Ltd and its subsidiary (the “Company”), which comprise the consolidated balance sheet as of December 31, 2020, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Taoping New Media Co., Ltd and its subsidiary as of December 31, 2020, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a net loss of $1,751,460 during the year ended December 31, 2020, and had accumulated deficit of $6,051,677 as of December 31, 2020. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

/s/ UHY LLP

New York, New York

September 1, 2021

F-2

TAOPING NEW MEDIA CO., LTD

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2020

	NOTES	December 31, 2020
ASSETS

CURRENT ASSETS
Cash	2(d)	$195,742
Accounts receivable, net	2(e)	1,211,304
Accounts receivable-related parties, net	2(e)	207,248
Other receivables, net	7	2,430,062
Other current assets	8	86,055
TOTAL CURRENT ASSETS		4,130,411

Property and equipment, net	4	1,573,352
Property and equipment held for sale, net	4	61,482
Long-term investments, net	10	1,523,042
Right-of-use assets	2(l)	104,478
TOTAL ASSETS		$7,392,765

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term bank loans	5	$252,384
Accounts payable		308,851
Advances from customers		10,428
Accrued payroll and benefits		38,866
Other payables and accrued expenses		98,155
Loan payable-related parties	3(d)	771,714
Lease liabilities-current	9	74,571
Lease liabilities-related party-current	3(c)	192,571
TOTAL CURRENT LIABILITIES		1,747,540

Lease liability	9	1,302
Lease liability-related party	3(c)	29,431
TOTAL LIABILITIES		1,778,273

EQUITY
Paid-in capital	2(n)	9,952,376
Additional paid-in capital	2(n)	1,590,520
Accumulated deficit		(6,051,677)
Accumulated other comprehensive income		123,273
TOTAL EQUITY		5,614,492

TOTAL LIABILITIES AND EQUITY		$7,392,765

See Accompanying Notes to the Consolidated Financial Statements

F-3

TAOPING NEW MEDIA CO., LTD

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

YEAR ENDED DECEMBER 31, 2020

	Notes	2020
Revenue - Advertising	2(m)	$2,356,367
Revenue - Consulting services	2(m)	375,751
Revenue - Others		10,263
TOTAL REVENUE		2,742,381

Cost of Revenue - Advertising	2(o)	1,391,386
Cost of Revenue - Consulting services	2(o)	184,665
TOTAL COST		1,576,051

GROSS PROFIT		1,166,330

Administrative expenses	2(p)	1,677,497
Selling expenses	2(q)	365,824
(LOSS) FROM OPERATIONS		(876,991)

(Loss) on Long-term investments		(239,640)
Other (loss), net		(625,214)
Interest income		214
Interest expense		(9,829)

(Loss) before income taxes		(1,751,460)

Income tax benefit		-
NET (LOSS)		(1,751,460)

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain		363,964
TOTAL COMPREHENSIVE (LOSS)		$(1,387,496)

See Accompanying Notes to the Consolidated Financial Statements

F-4

TAOPING NEW MEDIA CO., LTD

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

YEAR ENDED DECEMBER 31, 2020

	Paid in Capital	Additional Paid-in Capital	Accumulated Deficit	Accumulated Comprehensive (Loss) Income	Total
Balance, January 1, 2020	$9,952,376	$1,590,520	$(4,300,217)	$(240,691)	$7,001,988
Net loss	-	-	(1,751,460)	-	(1,751,460)
Foreign currency translation adjustment	-	-	-	363,964	363,964
Balance, December 31, 2020	$9,952,376	$1,590,520	$(6,051,677)	$123,273	$5,614,492

See Accompanying Notes to the Consolidated Financial Statements

F-5

TAOPING NEW MEDIA CO., LTD

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

2020
OPERATING ACTIVITIES
Net (Loss)	$(1,751,460)
Adjustments to reconcile net (loss) to net cash provided by operating activities:
Depreciation	224,347
Loss on sale of property and equipment	638,044
Employee benefits -noncash	172,668
Impairment of property and equipment	100,976
Provision for credit losses on accounts receivable and other receivables	340,510
Long-term investment loss	242,352
Impairment of long-term investments	753,369
Amortization of right-of-use asset	222,879
Changes in operating assets and liabilities:
Accounts receivable	56,573
Accounts receivable from related parties	7,981
Other current assets	450,191
Other receivables	(1,414,425)
Accounts payable	150,098
Advances from customers	(8,631)
Salary payable	(3,387)
Other payables and accrued expenses	(56,324)
Lease liability	(64,736)
Net cash provided by operating activities	61,025

INVESTING ACTIVITIES
Proceeds from sales of property and equipment	11,279
Purchases of property and equipment	(193,422)
Purchase of long-term investment	(23,222)
Proceeds from return of long-term investment	6,083
Net cash used in investing activities	(199,282)

FINANCING ACTIVITIES

Proceeds from borrowings under short-term loans	289,670
Borrowings from related party	42,928
Repayment of short-term loans	(50,692)
Net cash provided by financing activities	281,906

Effect of exchange rate changes on cash	10,782

NET INCREASE IN CASH	154,431

CASH, BEGINNING	41,311
CASH, ENDING	$195,742

Supplemental disclosure of cash flow information:
Cash paid during the year
Income taxes	$-
Interest	$9,829

See Accompanying Notes to the Consolidated Financial Statements

F-6

Supplemental disclosure of significant non-cash transactions:

Purchase of equipment in an amount of approximately $19,000 was made by an increase in accounts payable.

Sales of other current assets in an amount of approximately $865,000 was made by an increase in other receivables, which was collected in the period subsequent to December 31, 2020.

Return of long-term investment in an amount of approximately $10,000 was made by an increase in other receivables, which was received in the period subsequent to December 31, 2020.

The Company received the media display equipment of approximately $27,000 from an investee as a return of long-term investment.

The Company made contributions to a long-term investment of approximately $27,000 in the form of media display equipment.

F-7

TAOPING NEW MEDIA CO., LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2020

1. ORGANIZATION, PRINCIPAL ACTIVITIES AND MANAGEMENT’S PLANS

Taoping New Media Co., Ltd and its subsidiary, Shenzhen Taoping E-Commerce Service Co., Ltd. (collectively referred as “TNM” or “the Company”) was incorporated under the laws of the People’s Republic of China (“China” or “PRC”). Taoping New Media Co., Ltd is a new media operator focusing on digital life scenes and mainly engaged in selling out-of-home advertising time slots on its networked smart digital advertising display terminals located in commercial and residential building lobbies, inside elevators, elevator waiting areas, and various high traffic areas. With artificial intelligence and big data technologies, TNM provides advertisers with online and offline intelligent services integrating “consumption scenarios, marketing, and supply chain” capabilities, and builds a new media plus e-commence retail format.

Since its establishment in 2017, TNM has successfully constructed a nationwide advertising network, Taoping New Media Alliance Network (“Taoping network” or “Taoping alliance”), through equity investment with local partners in over 20 provinces in China. This “partner model” rapidly expanded its market presence and industry reputation.

Shenzhen Taoping E-Commerce Service Co., Ltd. is a wholly owned subsidiary of TNM. It provides an e-store platform “Taoping Go” (a Wechat applet) for advertisers to operate their on-line retail stores and promote their brand name and generate retail revenue. In exchange for providing this platform service, the company receives commission from advertisers’ product sales, which was not material in 2020.

Going Concern and Management’s Plans

Since its establishment in 2017, the Company has invested in the construction of a nationwide innovative cloud-based new media advertising sharing network in China. By the end of 2020, over 200 city members have joined the Taoping network, which greatly enhance its industry reputation and scalability in the new-media industry. With the nationwide cloud-based marketing network in place, the Company expects to attract more and more brand customers to grow its business.

As a result of the negative impact of COVID-19 pandemic and the slowdown of the out-of-home advertising industry in China, we suffered a net loss of $1,751,460 in 2020. As of December 31, 2020, the Company had an accumulated deficit of $6,051,677.

In April 2020, the Company obtained a line of credit with a maximum of $611,840 available from China Industrial Bank for one year and expects to get a similar credit facility from the financial institution in 2021.

In March 2021, the Company entered into a Share Purchase Agreement with Taoping Inc. (“TAOP”), a related party and a US public company. The major shareholder of the Company, Jianghuai Lin, also owns 24.6% of TAOP as of December 31, 2020. Pursuant to the purchase agreement, TAOP acquired 100% of the equity interest of the Company. The transaction was consummated on June 9, 2021. After the acquisition, the Company becomes a wholly owned subsidiary of Biznest Internet Technology Co., Ltd. (“Biznest”), a variable interest entity of TAOP, and more financial, technology and marketing support is expected from TAOP in the future. The Company will also seek opportunities to acquire good performing companies in Taoping network to solidify the relationship and enhance our competitiveness in the new-media and smart cloud service industry, with the integration of capital, marketing network and technology with TAOP.

F-8

In addition, we are proactively expanding our product lines and revenue streams, by leveraging TAOP’s smart cloud new media sharing platform and our nationwide advertising network. Beginning in early 2021, we have cooperated with Guangke Digital Technology Co., Ltd. to provide more display options for our customers and further expand the Taoping New Media ecosystem network. We will also tap into the education market by cooperating with Ivy International Education Technology Co., Ltd. (“Ivy”) to provide study-abroad service and online and offline innovative learning programs to potential customers in 200 cities in China. The PRC government recently promulgated a change in education policy banning off school on-line or off-line academic tutoring for students in school ranging from kindergarten to high school. The new regulations will have minimum effect to the Company, as the Company’s cooperation with Ivy is to mainly provide services facilitating individuals to obtain higher education in colleges or universities overseas and is not in the scope of restriction imposed by the new education regulations.

We will continue to execute our market focus switching from big cities to small cities by leveraging our nationwide network, which is expected to result in the reduction of location cost as small cities usually have lower space lease charges.

However, if one or all of these events do not occur or the Company’s business strategies are not successful in addressing its current financial concerns, substantial doubt will continue to exist about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its subsidiary, Shenzhen Taoping E-Commerce Service Co., Ltd. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the financial statements. Significant estimates required to be made by management include, but are not limited to accounts receivable, assessment of credit losses, useful lives of property and equipment, the recoverability of long-lived assets, revenue recognition, valuation of prepayments and other assets. Management makes these estimates using the best information available at the time the estimates are made; however actual results could differ from those estimates.

F-9

(c) Economic, Pandemic, Political, Geopolitical, and Exchange Risks

All the Company’s revenue-generating operations are conducted in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic, public health, and legal environments in the PRC, and by the general state of the PRC economy. The Company’s operations in the PRC are subject to special considerations and significant risks that are not typically relevant to companies in North America and Western Europe. These include risks associated with, among others, the political, economic, public health, legal environments, geopolitical influences, and foreign currency exchange, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results.

The functional currency of the Company is the Renminbi (RMB), which is not freely convertible into foreign currencies. The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and yet, because of fluctuating exchange rates, record higher or lower profit depending on exchange rate of Chinese Renminbi Yuan, (“RMB”). RMB converted to U.S. dollars on the relevant dates. The exchange rate could fluctuate depending on changes in the political and economic environment without notice.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased and cash deposits with financial institutions with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2020. Cash denominated in RMB with a U.S. dollar equivalent of $195,742 as of December 31, 2020, were held in accounts at financial institutions located in the PRC‚ which is not freely convertible into foreign currencies. These balances held at financial institutions within China are not covered by insurance, however, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts. Management believes that these financial institutions are of high credit quality, and it also continually monitors their creditworthiness.

(e) Accounts Receivable and Accounts Receivable – Related Parties

In January 2020, the Company adopted Accounting Standards Updates (ASU) 2016-13, Topics 326-Credit Loss, Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology, as its accounting standard for its trade accounts receivable.

The adoption of the credit loss accounting standard has no material impact on the Company’s consolidated financial statements as of January 1, 2020. Accounts receivable are recognized and carried at carrying amount less an allowance for credit losses, if any. The Company maintains an allowance for credit losses resulting from the inability of its customers to make required payments based on contractual terms. The Company reviews the collectability of its receivables on a regular and ongoing basis according to historical trend, and estimates its provision for expected credit losses on receivables aging analysis as follows:

Aging of accounts receivable	Provision for credit losses

Less than 1 year	0%
Greater than 1 year and less than 2 years	25%
Greater than 2 years and less than 3 years	75%
Over 3 years	100%

F-10

The Company has further adjusted allowance for credit losses for the anticipation of future economic condition and credit risk indicators of customers, including the potential impact of the COVID-19 pandemic on its customers’ businesses. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. In the event the Company recovers amounts previously reserved for, the Company will reduce the specific allowance for credit losses. The balance of allowance for credit losses for the year ended December 31, 2020 was approximately $0.3 million.

Accounts receivable as of December 31, 2020 are as follows:

December 31, 2020
Accounts receivable	$1,516,921
Allowance for credit losses	(305,617)
Accounts receivable, net	$1,211,304
Accounts Receivable - related parties	$207,248
Allowance for credit losses	-
Accounts Receivable - related parties, net	$207,248

Movements of allowance for credit losses for the year ended December 31, 2020 are as follows:

2020
Beginning balance	$19,730
Provision of credit losses	284,583
Exchange rate effect	1,304
Ending balance	$305,617

(f) Advances from Customers

Advances from customers represent cash received from customers as advance payments for the purchases of the Company’s products and services.

(g) Fair Value Measurement of Financial Instruments

Management has estimated that carrying amounts reported in the consolidated balance sheets for cash, accounts receivable, other receivables, other current assets, accounts payable, advances from customers, accrued payroll and benefits, other payables and accrued expenses approximate their fair value based on the short-term maturity of these instruments.

(h) Fair Value Accounting

Financial Accounting Standards Board (FASB) Accounting Standards Codifications (ASC) 820-10 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). As required by FASB ASC 820-10, assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FASB ASC 820-10 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

F-11

On January 1, 2020, the Company adopted ASU 2018-13,” Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The adoption of the disclosure requirements for Fair Value Accounting has no material impact on the Company’s consolidated financial statements.

(i) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the assets’ estimated useful lives, using the straight-line method. Estimated useful lives of property and equipment are as follows:

Media display equipment	5 years
Computers and office equipment	5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss are included in the Company’s results of operations.

(j) Long-Term Investment

The Company’s long-term investment consists of investments accounted for under the equity method and equity investments without readily determinable fair value. The Company adopted ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), codified in ASC Topic 321, Investments—Equity Securities (“ASC 321”), Investment – equity security, and Topic 323, Investments—Equity Method and Joint Ventures (“ASC 323”) from January 1, 2018. Pursuant to ASC 321, equity investments, and ASC 323 except for those accounted for under the equity method, those that result in consolidation of the investee and certain other investments, are measured at fair value, and any changes in fair value are recognized in earnings. For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

For equity investments that the Company elects to measure at cost, less any impairment, plus or minus changes resulting from observable price changes, the Company makes a qualitative assessment considering impairment indicators to evaluate whether investments are impaired at each reporting date. Impairment indicators considered include, but are not limited to, a significant deterioration in the earnings performance or business prospects of the investee, including factors that raise significant concerns about the investee’s ability to continue as a going concern, a significant adverse change in the regulatory, economic, or technologic environment of the investee and a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. For equity investments without readily determinable fair value, the Company uses Level 3 inputs of fair value accounting in accordance with ASC 820-10 and recognizes impairment loss other than temporary in the statement of operations equal to the difference between its initial investment and its proportional share of the net book value of the investee’s net assets which approximates its fair value.

F-12

(k) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Recoverability of assets to be held and used is determined by comparing their carrying amount with their expected net undiscounted future cash flows from the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by how much the carrying amount exceeds the fair value of the assets. Assets held for disposal, if any, are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Leases – Right-of Use Operating Lease and Lease Liabilities

The Company accounts for lease under ASC 842 “Leases”, and when adopted, elected the practical expedients to account for a lease as an operating lease in accordance to ASC 842-10-65-1(f) that permits the Company need not reassess whether any expired or existing contracts are or contain leases, need not reassess the lease classification for any expired or existing leases, and need not reassess initial direct costs for any existing leases. The Company also elected another practical expedient not to separate non-lease component from lease components in accordance to ASC 842-10-15-37 and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. The Company also elected the practical expedient not to recognize lease assets and lease liabilities for leases with a term of 12 months or less.

Upon adoption, the Company recognized a lease liability and corresponding right-to-use asset based on the present value of minimum lease payments with an incremental borrowing rate at 6.975% per annum. The effects on the results of operations are not expected to be significant, as recognition and measurement of expenses and cash flows for lease will be substantially the same under the new standard. Therefore, prior period amounts were not adjusted. The Company records amortization and interest expense on a straight-line basis based on lease terms and reduces lease liabilities upon making lease payments.

(m) Revenue Recognition

The Company follows ASC Topic 606, “Revenue from Contracts with Customers” and its related amendments (collectively referred to as “ASC 606”), which establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods and services to customers. The core principle of the standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract; and

Step 5: Recognize revenue when the company satisfies a performance obligation.

In accordance with the ASC 606, the Company recognizes revenues net of applicable taxes, when goods or services are transferred to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

F-13

The Company generates its revenues primarily from two sources: on-line advertising broadcasting, and consulting service for market research.

On-Line Advertising Broadcasting

The Company generates revenues primarily from providing advertising slots to customers to promote their businesses by broadcasting advertisements to identifiable digital ads display terminals in different geographic regions and locations on a cloud-based new media sharing platform. The Company also contracts individuals to promote special events or for various occasions. The Company is only obligated to broadcast the advertisements to the contracted digital ads display terminals, and therefore allocates 100% of the transaction price to advertisement broadcasting. The transaction price for advertisement broadcasting is fixed based on the numbers of advertisement delivery and duration of the contract, and has no variable consideration, or significant financing component, or subsequent price change, and is not refundable.

The Company recognizes the revenues, net of applicable taxes, from advertisement broadcasting contracts with customers over the contracted advertising duration.

Consulting Service for Market Research

The Company contracts customers in performing market research on specified criterion to satisfy the customers’ needs for various market analyses. The Company is only obligated to perform the specified market research and analyses and deliver the research report to the customer, and allocates 100% of the consideration received to one performance obligation. The contracted price is fixed with no variable consideration, or significant financing component, or noncash consideration, or subsequent price change, and is not refundable.

The Company recognizes the revenues, net of applicable taxes, from consulting service contracts with customers at a point in time upon deliveries of the market research reports to customers and acceptance is confirmed by customers.

Non-Cash Consideration

The Company contracted a few customers, who exchanged the Company’s advertisement broadcasting services with noncash consideration in forms of physical merchandises or merchandise cards. Each merchandise card exchanges a physical merchandise offered by the customers. The Company measures the noncash consideration at fair value upon contracts’ inception indirectly by reference to the standalone selling price of the advertising broadcasting services promised to the customers in accordance with ASC 606-10-32-31 and 32-32, because fair value of the non-cash consideration cannot be reasonably estimated. For the year ended December 31, 2020, no revenue was recognized with non-cash consideration.

Contract Balances

The Company records advances from customers when cash payments are received or due in advance of its performance.

Practical Expedients and Exemptions

The Company generally expenses sales commissions and other incremental costs of obtaining a contract, if any incurred, because the duration of advertising and consulting service contracts and the amortization periods are typically less than one year.

F-14

The Company does not disclose the value of unsatisfied performance obligations for contracts with an original expected duration of one year or less.

(n) Paid-in Capital and Additional Paid-in Capital

Paid-in capital represents capital contribution in forms of cash, appraised tangible or intangible property contributions received from shareholders in accordance with the corporate charter of an entity. Additional-paid-in-capital mainly consists of capital contribution in excess of ownership interest value of an entity set forth in the corporate charter.

(o) Cost of Revenue

Cost of advertising mainly consists of lease cost for renting wall spaces in commercial and residential building lobbies, inside of elevators, and other high traffic areas for installation of media display equipment, public relation cost for the entrance of above areas, depreciation expense of media display equipment, and installation related labor and material cost. Cost of consulting is mainly the subcontractor fees for market research services.

(p) Administrative Expenses

Administrative expenses include management and office salaries and employee benefits, deprecation for office facility and office equipment, legal and accounting fees, other office expenses, impairment losses on long-term investments and property and equipment, and provision for allowance of credit losses.

(q) Selling Expenses

Selling expenses mainly represent the commission fees paid to a third-party vendor and employees, operating expenses of sales department such as payroll, travel and entertainment expenses.

(r) Income Taxes and Value-Added Tax (“VAT”)

The Company accounts for income tax using an asset and liability approach and allows for the recognition of deferred tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future realization is uncertain.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, and even tax exemption may be granted on a case-by-case basis. The Company is subject to an income tax rate of 25%.

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is levied on the gross sales price with tax rates ranging from 6% to 13%, depending on the type of products sold or service provided. Business taxpayers, except for small business taxpayers with total revenue below a certain threshold, are allowed to take credit to offset VAT collected from customers with VAT paid to suppliers for goods or services received. Net balance of VAT is recorded in taxes payable. All VAT tax returns filed by the Company and its subsidiary in PRC remain subject to examination by the tax authorities for five years from the date of filing. The Company’s adverting and consulting service revenues are subject to 6% VAT.

F-15

(s) Foreign Currency Translation

The functional currency of the Company is the Renminbi (RMB), which is not freely convertible into foreign currencies. The Company’s financial statements are maintained in the functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet date. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transactions. Exchange gains or losses arising from foreign currency transactions are included in the determination of net loss for the respective periods.

The accompanying financial statements are presented in United States dollars. The Company’s assets and liabilities are translated into United States dollars from RMB at the exchange rate at the balance sheet date, revenues and expenses are translated at the average exchange rate during the period, and equity is translated at historical exchange rates, when the equity transactions occurred. Any resulting translation adjustments are not included in determining net income but are included in other comprehensive income, a component of equity.

The exchange rates adopted are as follows:

December 31, 2020
Year-end RMB to US$ exchange rate	6.5377
Average yearly RMB to US$ exchange rate	6.9044

No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at the rates used in translation.

(t) Recent Accounting Pronouncements

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force)(“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the adoption of ASU 2020-01 on its consolidated financial statements and related disclosure.

In July 2021, the FASB issued ASU No. 2021-05, Leases – Topic 842, Lessors—Certain Leases with Variable Lease Payments, which requires lessors to classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if certain criteria are met. The new guidance is effective for fiscal years beginning after December 15, 2021, for all entities, and interim periods within those fiscal years for public business entities and interim periods within fiscal years beginning after December 15, 2022, for all other entities. The Company believes that adoption of ASU 2021-05 will have no material impact to the Company’s consolidated financial statements.

F-16

The Company has considered all other recently issued accounting pronouncements and does not believe that the adoption of such pronouncements will have a material impact on the consolidated financial statements.

(u) Subsequent Events

For purposes of preparing the consolidated financial statements, the Company considered events through September 1, 2021, the date the consolidated financial statements were available to be issued.

3. RELATED PARTY TRANSACTIONS

(a) Revenue – related parties

For the year ended December 31, 2020, approximately $8,227 revenues for advertising service and other services were from Taoping alliance companies of which the Company has equity investment and over 5% ownership. As of December 31, 2020, the Company has $207,248 balance of accounts receivable due from subsidiaries of TAOP, of which 78% was collected subsequent to the year ended December 31, 2020.

(b) Purchase – related party

For the years ended December 31, 2020, the Company purchased fixed assets in an amount of approximately $19,000, and service of approximately $28,000 from Biznest.

(c) Rental expense – related party

The Company has a renewed lease agreement with a subsidiary of TAOP for leasing its office space located in Shenzhen, PRC, which commenced on July 1, 2019 and expires on June 30, 2022. Rent expense incurred for related party lease for the year ended December 31, 2020 was approximately $61,000. As of December 31, 2020, the Company had a total of $222,002 lease liabilities due to the subsidiary of TAOP, including an outstanding balance of approximately $123,000 for 2020 and prior year’s unpaid rental. The Company also owes a balance of approximately $19,000 rent related expense to the subsidiary of TAOP which was included in “Other payable and accrued expenses”.

(d) Loan payable to related parties

As of December 31, 2020, the Company had a total of approximately $512,000 balance due to Biznest, in connection with a loan agreement which bears no interest. The balance is required to be fully repaid before September 30, 2021.

The Company also has a loan agreement with the major shareholder, Jianghuai Lin, to borrow approximately $260,000 for 9-month without interest, which matured on June 30, 2021. The loan was fully paid off in January 2021.

(e) Due from related parties included in other receivables

As of December 31, 2020, the Company had cash advances to certain equity investees of $84,895, of which $84,569 was reserved as credit losses. The Company also had an expected return of investment from a liquidated equity investee of $10,401, which was collected subsequently in 2021.

F-17

4. PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consist of:

December 31, 2020
Media display equipment	$1,753,418
Computers and office equipment	216,571
1,969,989
Less: accumulated depreciation	(396,637)
Property and equipment, net	$1,573,352
Property and equipment held for sale, net	$61,482

Depreciation expense for the year ended December 31, 2020 was amounted to $224,347.

In December 2020, the Company classified certain units of idled and used media display equipment with a carrying value of $168,122 as held for sale. An impairment of $106,640 was recognized for the difference between the carrying value and the net realizable value of the equipment. As of December 31, 2020, the net book value of property and equipment held for sale was $61, 482 which represented the net realizable value of the assets.

During the year ended December 31, 2020, the Company disposed of 5,301 units of media display equipment and recognized a loss of approximately $638,000 on the disposal, which was included in “other (loss), net”.

5. BANK LOANS

In April 2020, the Company obtained a line of credit with a maximum of $611,840 (RMB 4 million) available from China Industrial Bank, which carried an annual interest rate of 5.22%, and expired on March 31, 2021. As of December 31, 2020, the Company had an outstanding balance of $252,384 under the line of credit, which was fully repaid at maturity. The loan was primarily obtained for purpose of general working capital, and was guaranteed by the major shareholder, Jianghuai Lin.

6. INCOME TAXES

The Company had incurred a net operating loss for the year ended December 31, 2020. No provision of income tax expense was recorded.

The significant components of deferred tax assets and deferred tax liabilities were as follows as of December 31, 2020:

	Deferred Tax Assets	Deferred Tax Liabilities

Fixed assets	$179,002	$(50,856)
Loss carryforwards	588,413	-
Allowance for credit losses	116,667	-
Long-term investments	575,440	-
Gross deferred tax assets / (liabilities)	1,459,522	(50,856)

Valuation allowance	(1,408,666)	-
Total deferred tax assets / (liabilities)	$50,856	$(50,856)

F-18

The Company has net operating loss carry forwards totalling $2,301,760 as of December 31, 2020, which will expire on various dates through December 31, 2023. Valuation allowance for deferred tax asset was fully provided.

As of December 31, 2020, the Company determined there were no uncertain tax position. The Company believes that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within 12 months of the reporting date.

7. OTHER RECEIVABLES, NET

Other receivables, net as of December 31, 2020 are as follows:

December 31, 2020
Advances to unrelated third parties (a)	$1,566,626
Receivable for sales of other assets (b)	913,389
Due from related parties (c)	95,296
Advances to employees	6,079
Deposits	9,721
2,591,111
Less: allowance of credit losses for other receivables (d)	(161,049)
Other receivable, net	$2,430,062

(a)	Advances to unrelated parties:

As of December 31, 2020, the main outstanding balance was due from a third-party vendor, at the amount of $1,491,676, whom the Company has contracted to develop the new media advertising market. According to the contract and its subsequent amendment, the vendor is responsible for performing consulting service of market research as subcontractor and facilitating the development of the new media advertising market.

Based on the amendment of the contract, the Company agrees to make advances to the vendor specifically for its market development purposes, and the total commitment of funding was RMB6 million (USD $917,760). Meanwhile, the Company agrees to pay the vendor a 12% commission fee based on the advertising revenue it has facilitated, and a 50% subcontractor fee based on the consulting services revenue, tax inclusive.

If the Company’s revenue facilitated by the vendor does not reach certain threshold during specified periods, the contract could be terminated by the Company, and all funding with applicable interest, less any commissions and subcontractor fees payable to the vendor, shall be repaid to the Company within one month after the termination of the contract. If the two parties terminate the cooperation on the condition that the vendor meet the target, all funding without interest, shall be repaid.

The first period as specified is from January 1, 2021 to December 31, 2021 with a threshold revenue of RMB 15 million (approximately USD $2,294,400). The threshold revenue is to increase by 30% in the year 2022. As of June 30, 2021, revenue facilitated by the vendor has reached RMB3,342,355 (USD $511,247). The Company will continue to monitor the revenue facilitated by the vendor and assess if an event occurs or circumstance changes that would potentially indicate that the carrying amount of the receivable was impaired.

F-19

As of December 31, 2020, the Company overfunded the vendor by $573,916 which was returned by the vendor subsequent to December 31, 2020. The remaining balance was $917,760 which was the funding as agreed in the contract.

(b)	Receivable for sales of other assets:

In November 2020, the Company sold non-cash consideration (see Note 2-m) received in prior years in exchange for advertising service to a third-party company in a price of $1,142,779 which equals to the carrying value of non-cash consideration. The company had collected $229,390 before the end of 2020. As of December 31, 2020, the remaining balance of receivable for the sales was $913,389, which was fully collected subsequently in 2021.

(c)	Due from related parties:

As of December 31, 2020, the balance of $95,296 due from related parties consisted the receivable of cash advances of $84,895 and a return of investment of $10,401 from certain equity investees. See Note 3(e) for details.

(d)	Allowance of credit losses for other receivables:

As of December 31, 2020, allowance of credit losses for other receivables consisted of follows：

December 31, 2020
Credit loss for cash advances to equity investee	$84,569
Credit loss for advances to unrelated party	74,950
Credit loss for advances to employees	1,530
Total allowance of credit losses for other receivables	$161,049

8. OTHER CURRENT ASSETS

As of December 31, 2020, other current assets consist of:

December 31, 2020
Advances to suppliers	$5,465
Prepaid location cost	47,146
VAT credit	33,444
$86,055

Advances to suppliers represents cash deposits for the purchase of fixed assets or services to the vendors. Prepaid location cost represents advanced payments to property management for wall space leased in residential buildings to install media display equipment. VAT credit is the excess amount of VAT paid to suppliers for purchases of goods or services over VAT collected from the customers, which can be used to reduce VAT tax liability in the future upon VAT tax filing.

9. OPERATING LEASES

The Company leases office space from a related party, a subsidiary of TAOP. On July 1, 2019 the Company renewed the lease agreement with fixed monthly lease payments of $5,526, inclusive of applicable taxes for three years ending June 30, 2022. The office lease has no variable lease payment nor option to purchase the underlying assets. There was no initial direct cost associated with the lease agreement.

F-20

Since establishment of business operations in 2017, the Company has also leased specific and identifiable wall spaces with a certain dimension in commercial and residential building lobbies, inside elevators, elevator waiting areas, and various places to install the new media advertising display terminals without substitution for purpose of broadcasting advertisements paid by the customers to promote their businesses or special events. The lease terms with negotiated payment terms range from one year to three years, and the rental costs vary depending on the number of spots where the display terminals are installed and the duration of the leases.

The Company incurred rent expenses of approximately $61,000 for office lease and $527,000 for wall space leases, whereas rent expenses for short-term lease were approximately $353,000 for the year ended December 31, 2020.

Weighted-average remaining lease term as of December 31, 2020 and discount rate for its operating leases are as follows:

Weighted-average remaining lease term	17.92 months
Weighted-average discount rate	6.975%

The following table outlines maturities of operating lease liabilities as of December 31, 2020

Year ending December 31	Office Lease – Related Party	Wall Space Leases – Non-Related Party
2021	$70,026	$4,027
2022	35,013	1,560
Total lease payments	105,039	5,587
Less: Imputed interest	(5,582)	(258)
Present value of lease liabilities	$99,457	$5,329

As of December 31, 2020, the balance of lease liabilities also included $122,545 of accrued office rental due to the related party and $70,544 of accrued wall space rental for prior years’ leases.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less. Our short-term lease costs do not reflect our ongoing short-term lease commitments as certain short-term leases expired and not renewed, while a few have been entered into during 2020. The future short-term lease costs are approximately $21,000 in 2021.

10. LONG-TERM INVESTMENTS

As of December 31, 2020, the carrying value of the Company’s equity investments were $1,523,042, which consisted of the followings:

(1) Equity method investments:

As of December 31, 2020, the Company’s equity method investments had a carrying value of $1,246,028 which were as follows:

Investees	Abbreviation	% Of Ownership	Carrying value
Qingdao Taoping IoT Co., Ltd.	QD Taoping, or QD	47%	$367,192
Yunnan Taoping IoT Co., Ltd.	YN Taoping, or YN	40%	560,646
Shanghai Taoping Culture Communication Co., Ltd.	SH Taoping, or SH	26%	-
Jiangsu Taoping IoT Technology Co.,Ltd.	JS Taoping, or JS	25%	318,190
Anhui Taoping IoT Technology Co., Ltd.	AH Taoping, or AH	21%	-
Hubei Taoping IoT Technology Co., Ltd.	HB Taoping, or HB	11%	-
			$1,246,028

F-21

The Company’s initial investments in equity method investments were approximately $2.62 million. During the years 2017 through 2020, the Company recognized cumulative losses from equity method investments of approximately $1.26 million, and cumulative impairment on equity method investments of $0.11 million, of which $0.2 million losses from investment and $0.02 million impairment were recognized for the year ended December 31, 2020, respectively.

Although equity investment in HB Taoping is less than 20%, it is accounted for under equity method accounting as the Company obtained through investment agreement the voting rights of 20% to exercise significant influence over the entity’s operational and financial decision-making processes.

Equity method investment in QD Taoping:

QD Taoping was jointly established and owned by the Company and a local media company. The total capital contributed by the Company was approximately $655,000 (RMB 4.28 million) representing 47% of equity interest in QD. During 2017 through 2020, the Company recognized approximate $288,000 cumulative losses from equity method investment in QD, of which $90,000 were recognized for the year ended December 31, 2020. No impairment was recognized for the investment in QD. As of December 31, 2020, the carrying value of investment in QD was approximately $367,000. Summarized financial information of QD is as follow:

December 31, 2020
Current assets	$1,577,999
Non-current assets	745,511
Current liabilities	(1,311,920)
Equity	$1,011,590

Year ended December 31, 2020
Revenues	$339,195
Operating loss	(199,019)
Net loss	$(193,799)

Equity method investment in YN Taoping:

YN Taoping was jointly established and owned by the Company and a local advertising company in 2017. The total capital contributed by the Company was approximately $612,000 (RMB 4 million) representing 40% of equity interest in YN. During the years 2017 through 2020, the Company recognized approximate $51,000 cumulative losses from equity method investment in YN, of which $22,000 were recognized for the year ended December 31, 2020. No impairment was recognized for the investment in YN. As of December 31, 2020, the carrying value of investment in YN was approximately $561,000. Summarized financial information of YN (Parent only) is as follow:

December 31, 2020
Current assets	$2,212,285
Investments in subsidiaries	56,299
Non-current assets	615,017
Current liabilities	(1,391,431)
Equity	$1,435,871

Year ended December 31, 2020
Revenues	$1,196,918
Operating income	29,238
Loss from subsidiaries	(84,734)
Net loss	$(55,496)

F-22

YN Taoping records its investments in its subsidiaries under the equity method of accounting. Such investments are presented in the selected condensed balance sheets of the Parent as “Investments in subsidiaries” and the profit and loss of the subsidiaries is presented as “Income (loss) from subsidiaries” in the selected condensed statements of operations.

Equity method investments in others:

As of December 31, 2020, the Company’s equity method investments excluding QD and YN had a carrying value of approximately $318,000. Financial information for the Company’s equity investments other than QD and YN are summarized as a group as follow:

December 31, 2020
Current assets	$2,535,535
Non-current assets	1,530,626
Current liabilities	(2,987,834)
Equity	$1,078,327

Year ended December 31, 2020
Revenues	$646,960
Operating loss	(897,902)
Net loss	$(819,629)

The total initial investments in equity method investments other than QD and YN were approximately $1.35 million. During the years 2017 through 2020, the Company recognized approximate $922,000 cumulative losses from other equity method investments, of which $130,000 were recognized for the year ended December 31, 2020. The Company also recognized a total of approximately $93,000 impairment on the investments in SH and HB, of which $3,000 was recognized for the year ended December 31, 2020.

Two of the Company’s equity method investees, Guangxi Taoping IoT Technology Co., Ltd. (“GX Taoping”) and Tianjin Taoping Culture Media Co., Ltd. (“TJ Taoping”) were closed during the year ended December 31, 2020. The initial investment in the two investees were approximately $260,000, which were fully impaired as of December 31, 2020, of which $12,000 impairment was recognized for the year ended December 31, 2020.

(2) Equity investments without readily determinable fair value that is not accounted for under equity method accounting:

In accordance with ASC 321, the Company elected to use the measurement alternative to measure such investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any.

F-23

As of December 31, 2020, the carrying value for the equity investments without readily determinable fair value was $277,014. The total initial investments to the equity investments without readily determinable fair value were approximately $1.13 million. During the years 2017 through 2020, the Company recognized a cumulative impairment of $0.86 million, of which $0.74 million was recognized for the year ended December 31, 2020.

11. CONTINGENCIES

The Company may from time to time be subject to legal proceedings, investigations, and claims incidental to conduct of its business. The current liability for the estimated losses associated with these proceedings is not material to the Company’s financial condition and those estimated losses are not expected to have a material impact on its results of operations. The Company does not expect the outcome of any such litigation to have a material effect on its financial position, results of operations, or cash flows, as the Company does not believe it is reasonably possible that it will incur material losses as a result of such litigation.

The global outbreak of the COVID-19 pandemic is having a significant negative impact on the global economy, which has adversely affected the Company’s business and financial results. Since the second quarter of 2020, COVID-19 pandemic has been largely contained in China, and business around China has resumed to normal. The operations of our customers and the supply chains were gradually back to normal, as well. Nevertheless, the COVID-19 pandemic did negatively impact operational cash flows of most businesses inclusive of our customers in China’s out-of-home advertising market, that result in prolonging our collection of outstanding accounts receivable and additional credit loss provisions. Although the Company’s businesses have been recovering, it is not possible to determine the ultimate impact of the COVID-19 pandemic on the Company’s business operations and financial results. Although recent reports have indicated confirmed COVID-19 cases have increased fueled by a surge in locally transmitted infections, the COVID-19 pandemic has largely contained in China with government’s asserted efforts to vaccinate general population, social distancing, mandate mask wearing in the public places and public transportation, prohibit large gatherings, control travels to and from high-risk infectious areas, and track the source of infections. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

12. CONCENTRATIONS

For the year ended December 31, 2020, four customers accounted for 21%, 17%, 12% and 10% of the Company’s total revenues. As of December 31, 2020, four customers accounted for 26%, 13%, 13%, and 10% of the Company’s total accounts receivables, respectively.

For the year ended December 31, 2020, three suppliers accounted for 23%, 13% and 13% of the Company’s total purchases, respectively. As of December 31, 2020, none of the suppliers accounted for 10% of the Company’s total accounts payable.

13. SUBSEQUENT EVENTS

On March 17, 2021, the Company and Taoping Inc. (“TAOP”) entered into a share purchase agreement that TAOP acquires 100% equity interest in the Company. Pursuant to the share purchase agreement, as consideration that TAOP have agreed to issue to the shareholders of the Company a total of 1,213,630 ordinary shares. The acquisition was completed on June 9, 2021.

In July and August of 2021, the Company and TAOP entered into a letter of intent (the “LOI”) with the majority shareholder of Yunnan Taoping IoT Limited (“Yunnan Taoping”) and the shareholders of Zhenjiang Taoping IoT Technology Limited (“Zhenjiang Taoping”), respectively, to acquire equity interests or increase its ownership of each two companies to no less than 51%. Currently, TNM owns about 40% of Yunnan Taoping, and no shares in Zhenjiang Taoping. Pursuant to the LOI, the purchase price, to be determined by the parties after the completion of due diligence, will be paid in the form of ordinary shares of TAOP. The LOI will be terminated if no definitive agreements are entered into among the parties for Yunnan Taoping before March 31, 2022 and for Zhenjiang Taoping before December 31, 2021, respectively. There is no guarantee that the transaction contemplated under the LOI will be consummated as planned or at all.

F-24